Exhibit 23.2

KPMG LLP

BNY Mellon Center

Suite 3400

500 Grant Street

Pittsburgh, PA 15219-2598

Consent of Independent Registered Public Accounting Firm

The Board of Directors

S&T Bancorp, Inc. and subsidiaries:

We consent to the use of our reports dated February 20, 2015 with respect to the consolidated balance sheets of S&T Bancorp, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of net income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Pittsburgh, Pennsylvania
March 13, 2015

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.